Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE American: SVM

SILVERCORP INTERSECTS VEIN H17_1 WITH 1.21 METRES TRUE WIDTH GRADING
20.8 GRAMS PER TONNE GOLD AND 64 GRAMS PER TONNE SILVER
AT THE HPG MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – June 15, 2021 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE American: SVM) is pleased to report results from its 2021 exploration programs at the HPG mine. Extensive exploration drilling and tunneling are ongoing at the HPG mine, and all other mines at the Ying Mining District, Henan Province, China.

From November 1, 2020 to May 31, 2021, 23,977 metres (“m”) from a total of 133 diamond drill holes, including 66 underground holes and 67 surface holes, were completed at the HPG mine. Assay results for 127 holes have been received, with 51 holes intercepting mineralization. Currently, 11 rigs are drilling at the HPG mine.

Drilling Intersected High-Grade Veins in the Production Areas

The diamond drilling programs at the HPG mine targeted blocks of known silver-lead-zinc and gold veins in the production areas that were previously missed due to limited drilling and tunneling, changes in the strikes and dips, and/or pinch-swelling of the pay-zones in the veins. Since access tunnels are already in place, any discovered high-grade blocks can quickly be converted to reserves and mined.

The high-grade intercepts for this period are associated with parallel silver-lead-zinc veins H5, H5W, and H5_2, and gold veins H16, H16_3, and H171W. Other veins include H10_1, H10_1a, H11, H12_1, and H13.

Highlights of high-grade intercepts at the HPG mine production area:

  Hole ZK01N03 intersected a 1.94 m interval (1.58 m true width) of silver-lead-zinc vein H5 grading 719 grams per tonne (“g/t”) silver (“Ag”), 13.09% lead (“Pb”), 5.09% zinc (“Zn”), 1.77 g/t gold (“Au”), and 0.19% copper (“Cu”) at the 373 m elevation, which includes a 1.23 m interval (1.00 m true width) grading 1,051 g/t Ag, 20.11% Pb, 7.58% Zn, 1.71 g/t Au, and 0.25% Cu at the 373 m elevation;

  Hole ZK01N04 intersected a 2.89 m interval (2.36 m true width) of Ag-Pb-Zn vein H5W grading 150 g/t Ag, 2.91% Pb, 9.36% Zn, 0.50 g/t Au, and 0.05% Cu at the 362 m elevation, which includes a 0.76 m interval (0.62 m true width) grading 420 g/t Ag, 8.33% Pb, 30.93% Zn, 0.56 g/t Au, and 0.14% Cu at the 362 m elevation; and

  Hole ZK2736 intersected a 1.16 m interval (1.01 m true width) of Au vein H16_3 grading 8 g/t Ag, 0.06 % Pb, 0.03% Zn, 11.80 g/t Au, and 0.01 % Cu at the 498 m elevation.

Surface and Underground Drilling Intersected High-Grade Gold Veins at Near Surface at the HPG Mine Resource Area

Surface and underground diamond drilling tested some artisanal workings in the northeast part of the HPG mining permit area and intersected high-grade Au veins. A follow-up drilling program will further test this discovery.

Highlights of high-grade, near-surface intercepts of Au vein H17 and H17_1 in the resource area:

  Hole ZK3817 intersected a 1.45 m interval (1.27 m true width) of Au vein H17_1 grading 64 g/t Ag, 0.26% Pb, 0.05% Zn, 20.78 g/t Au, and 0.01% Cu at the 730 m elevation;

  Hole ZK2410 intersected a 4.98 m interval (2.53 m true width) of Au vein H17 grading 16 g/t Ag, 0.06% Pb, 0.04% Zn, 9.86 g/t Au, and 0.01% Cu at the 774 m elevation, which includes a 1.06 m interval (0.67 m true width) grading 21 g/t Ag, 0.08% Pb, 0.02% Zn, 26.38 g/t Au, and 0.01% Cu at the 775 m elevation;

  Hole ZK4401 intersected a 2.24 m interval (1.92 m true width) of Au vein H17 grading 8 g/t Ag, 0.01% Pb, 0.02% Zn, 11.39 g/t Au, and 0.01% Cu at the 696 m elevation, which includes a 1.30 m interval (1.11 m true width) grading 12 g/t Ag, 0.01% Pb, 0.01% Zn, 18.19 g/t Au, and 0.01% Cu at the 695 m elevation; and

  Hole ZK2019 intersected a 1.81 m interval (1.68 m true width) of Au vein H17 grading 37 g/t Ag, 0.31% Pb, 0.05% Zn, 10.15 g/t Au, and 0.03% Cu at the 756 m elevation.

Table 1: Selected intercepts from the 2021 drill programs at the HPG Mine

Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu ( %)	Vein	Ore Type
ZK01N03	44.83	46.77	373	1.94	1.58	719	13.09	5.09	1.77	0.19	H5	Ag-Pb-Zn
incl.	44.83	46.06	373	1.23	1.00	1051	20.11	7.58	1.71	0.25	H5	Ag-Pb-Zn
ZK01N04	75.10	77.99	362	2.89	2.36	150	2.91	9.36	0.50	0.05	H5W	Ag-Pb-Zn
incl.	76.41	77.17	362	0.76	0.62	420	8.33	30.93	0.56	0.14	H5W	Ag-Pb-Zn
ZK02N11	28.09	28.70	358	0.61	0.29	25	0.83	0.60	6.56	0.02	H5E	Au
ZK03N03	66.53	67.57	323	1.04	0.48	68	3.70	1.09	0.07	0.07	H5	Ag-Pb-Zn
ZK07N10	24.58	26.10	368	1.52	1.20	407	1.36	3.99	0.66	0.06	H5	Ag-Pb-Zn
ZK09N02	143.86	145.38	469	1.52	1.18	5	0.02	0.01	1.68	0.05	H5	Ag-Pb-Zn
ZK09N03	207.58	208.82	402	1.24	0.95	8	0.10	0.05	2.73	0.01	H5	Ag-Pb-Zn
ZK09N04	25.20	25.81	501	0.61	0.36	314	0.85	2.31	0.13	0.05	H5_2	Ag-Pb-Zn
ZK09N11	26.97	28.80	543	1.83	1.19	164	0.18	0.03	0.96	0.07	H5	Ag-Pb-Zn
ZK09N12	40.54	41.51	862	0.97	0.83	42	0.94	0.09	0.93	0.09	H5_2	Ag-Pb-Zn
ZK09N14	19.21	20.89	552	1.68	1.45	14	0.03	0.02	1.62	0.05	H5_2	Ag-Pb-Zn
ZK10N15	99.26	102.02	623	2.76	1.40	35	2.69	0.09	1.73	0.05	H32E1	Ag-Pb-Zn
ZK10N15	110.46	111.44	621	0.98	0.80	85	6.19	0.08	0.48	0.08	H15W	Ag-Pb-Zn
ZK1122	43.05	47.55	714	4.50	2.01	28	4.20	0.24	0.11	0.03	B1	Ag-Pb-Zn
ZK1122	114.49	120.04	646	5.55	1.61	156	5.18	0.15	0.35	0.03	H10_1	Ag-Pb-Zn
ZK1122	275.47	276.43	491	0.96	0.35	26	5.63	1.36	0.04	0.04	H11	Ag-Pb-Zn
ZK1132	2.80	4.04	660	1.24	0.63	108	1.21	0.18	0.15	0.03	H14a	Ag-Pb-Zn
ZK1132	132.16	133.37	622	1.21	0.78	235	0.65	0.07	3.33	0.07	H11	Ag-Pb-Zn

ZK1132	172.78	174.13	611	1.35	0.90	138	1.82	0.30	0.29	0.17	H9	Ag-Pb-Zn
ZK11N02	107.06	108.59	501	1.53	0.90	6	0.04	0.04	1.68	0.01	H5_3	Au
ZK12202	110.53	111.51	628	0.98	0.73	7	0.21	0.26	1.48	0.01	H12_1	Au
ZK12203	139.70	140.91	586	1.21	0.75	3	0.12	0.09	5.10	0.03	H12_1	Au
ZK1325	109.67	111.59	654	1.92	1.60	137	0.65	2.60	0.90	0.03	H16	Ag-Pb-Zn
ZK1326	174.61	175.50	604	0.89	0.67	64	3.10	2.48	0.03	0.01	H9	Ag-Pb-Zn
ZK1327	183.00	184.08	623	1.08	0.77	15	0.16	0.27	2.01	0.01	H10_1	Ag-Pb-Zn
ZK13N02	57.49	58.72	704	1.23	0.67	19	3.75	0.36	0.07	0.03	H10_1W	Ag-Pb-Zn
ZK13N02	224.37	225.99	551	1.62	0.88	123	0.03	0.01	1.02	0.00	H11	Ag-Pb-Zn
ZK13N03	110.59	111.57	676	0.98	0.77	120	0.06	0.08	0.33	0.00	H9	Ag-Pb-Zn
ZK13N05	4.20	5.14	664	0.94	0.64	20	0.45	0.47	1.15	0.02	H14a	Ag-Pb-Zn
ZK13N05	41.42	44.83	669	3.41	2.33	421	0.79	1.77	2.47	0.08	H11_1	Ag-Pb-Zn
ZK1413	433.50	438.09	484	4.59	2.89	13	0.36	0.16	1.40	0.01	H21	Ag-Pb-Zn
ZK14N09	115.47	116.47	624	1.00	0.70	31	2.48	0.09	0.29	0.10	H15Wa	Ag-Pb-Zn
ZK1639	34.49	35.99	794	1.50	1.12	110	0.19	0.09	1.08	0.01	H17_1	Au
ZK1639	56.81	57.83	776	1.02	0.76	6	0.04	0.09	4.59	0.01	H17	Au
ZK1710	83.02	84.22	702	1.20	1.06	13	2.01	2.59	0.03	0.00	H10_1	Ag-Pb-Zn
ZK1812	72.17	73.42	748	1.25	0.78	367	12.33	0.42	1.42	0.09	H18	Ag-Pb-Zn
ZK1816	122.49	123.63	727	1.14	1.11	15	0.15	0.05	1.64	0.00	H18	Ag-Pb-Zn
ZK1819	119.47	119.98	715	0.51	0.49	452	0.46	1.12	0.44	0.08	H17	Au
ZK1824	32.42	33.43	778	1.01	0.78	13	0.06	0.04	6.08	0.01	H17	Au
ZK1952	85.47	86.22	609	0.75	0.34	21	0.15	0.20	3.52	0.03	H10_1a	Au
ZK1952	185.96	186.84	559	0.88	0.65	47	2.30	0.17	0.28	0.01	H11	Ag-Pb-Zn
ZK2019	80.80	82.61	756	1.81	1.68	37	0.31	0.05	10.15	0.03	H17	Au
ZK2118	101.24	102.05	695	0.81	0.79	3	0.02	0.02	1.85	0.01	H11	Ag-Pb-Zn
ZK2132	88.76	89.81	617	1.05	0.76	23	6.30	0.22	0.14	0.01	H39_2	Ag-Pb-Zn
ZK2132	110.21	111.41	613	1.20	0.87	1	0.03	0.02	2.19	0.01	H12_1	Au
ZK2136	204.35	205.70	573	1.35	1.33	5	0.06	0.10	1.66	0.01	H10_1	Ag-Pb-Zn
ZK2137	39.75	41.26	599	1.51	0.90	2	0.01	0.01	3.65	0.00	H12Ea	Au
ZK2214	124.48	127.20	749	2.72	1.53	132	0.17	0.15	0.92	0.02	H17	Au
ZK2335_1	224.93	226.93	611	2.00	1.43	149	4.64	0.96	1.45	0.53	H12_1	Au
ZK2335_1	453.34	454.29	427	0.95	0.68	8	0.14	0.20	6.85	0.01	H16	Ag-Pb-Zn
ZK2335_1	457.34	460.03	423	2.69	1.94	60	0.47	0.33	1.20	0.01	H16a	Ag-Pb-Zn
ZK2335_1	551.74	552.19	349	0.45	0.36	136	5.71	0.04	0.98	0.11	H15	Ag-Pb-Zn
ZK2337	80.78	82.33	705	1.55	1.27	47	4.49	3.06	0.81	0.11	H9	Ag-Pb-Zn
ZK2337	171.77	172.34	641	0.57	0.47	2	0.11	0.42	3.35	0.01	H14	Au
ZK2337	182.89	185.10	633	2.21	1.82	11	1.12	1.21	0.81	0.07	H16a	Ag-Pb-Zn
ZK2345	169.12	169.86	575	0.74	0.67	5	0.04	0.08	7.74	0.00	H13	Au
ZK2410	101.35	106.33	774	4.98	2.53	16	0.06	0.04	9.86	0.01	H17	Au
incl.	101.35	102.41	775	1.06	0.67	21	0.08	0.02	26.38	0.01	H17	Au
ZK2411	119.48	120.50	770	1.02	0.65	8	0.53	0.04	3.72	0.00	H18	Ag-Pb-Zn
ZK2541	79.84	81.60	710	1.76	1.42	200	2.73	4.04	0.59	0.12	H9	Ag-Pb-Zn
ZK2541	191.12	193.07	637	1.95	1.74	18	0.61	0.77	1.74	0.11	H16	Ag-Pb-Zn
ZK2541	250.58	251.30	599	0.72	0.54	2	0.16	0.25	2.35	0.01	H17_1	Au
ZK2729	4.71	6.25	652	1.54	0.93	1	0.00	0.00	2.47	0.00	H39_1	Au
ZK2729	145.58	146.23	630	0.65	0.48	7	2.11	0.12	1.71	0.02	H11	Ag-Pb-Zn
ZK2736	51.22	51.87	759	0.65	0.51	240	9.34	0.16	0.23	0.07	H39_2	Ag-Pb-Zn
ZK2736	355.40	356.31	540	0.91	0.78	14	0.54	0.16	1.46	0.01	H16	Ag-Pb-Zn
ZK2736	417.01	418.17	498	1.16	1.01	8	0.06	0.03	11.80	0.01	H16_3	Au
ZK2736	547.95	549.04	409	1.09	0.48	148	0.61	0.06	0.06	0.19	H20W	Ag-Pb-Zn
ZK2739	73.18	73.91	710	0.73	0.40	1	0.03	0.06	4.95	0.01	H39_1	Au
ZK2739	333.61	334.54	528	0.93	0.56	14	4.07	0.15	0.24	0.03	H12E	Ag-Pb-Zn
ZK3620	207.87	210.18	760	2.31	2.11	33	0.07	0.02	2.30	0.00	H17_1	Au
ZK3624	366.14	366.86	635	0.72	0.65	3	0.05	0.09	2.57	0.04	H22	Au
ZK3625	238.47	239.48	707	1.01	0.89	39	0.18	0.11	3.45	0.01	H17_1	Au
ZK3625	265.31	266.04	686	0.73	0.65	65	0.27	0.10	3.58	0.03	H17	Au
ZK3816	200.84	203.36	705	2.52	1.74	31	0.41	0.12	1.98	0.01	H17	Au
ZK3817	129.92	131.16	774	1.24	0.70	3	0.04	0.02	1.63	0.00	H17_1W	Au
ZK3817	187.33	188.78	730	1.45	1.27	64	0.26	0.05	20.78	0.01	H17_1	Au
ZK3817	193.98	199.21	725	5.23	4.71	33	0.30	0.11	1.33	0.02	H17	Au
ZK3818	119.20	120.41	782	1.21	1.05	2	0.05	0.02	2.49	0.00	H17_1W	Au

ZK3818	183.39	184.57	733	1.18	1.07	56	0.12	0.01	2.01	0.02	H17	Au
ZK4013	143.68	144.51	776	0.83	0.57	659	0.06	0.01	1.77	0.01	H17	Au
ZK4014	173.28	174.12	731	0.84	0.70	74	0.06	0.08	0.90	0.01	H17	Au
ZK4016	189.85	192.66	707	2.81	2.23	52	0.77	0.54	3.71	0.02	H17	Au
ZK4401	195.07	197.31	696	2.24	1.92	8	0.01	0.02	11.39	0.01	H17	Au
incl.	196.01	197.31	695	1.30	1.11	12	0.01	0.01	18.19	0.01	H17	Au

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and the Analytical Lab of the Inner Mongolia Geological Exploration Bureau in Hohhot, Inner Mongolia, China. All the three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias. Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: social and economic impacts of COVID-19 fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2020 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms “proven mineral reserve”, “probable mineral reserve” and “mineral reserves” used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Definition Standards”), which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be “substantially similar” to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.